
rolls
bowls
burgers
buns

KOBEYAKI

Rolls, Bowls, Burgers and Buns

Type of Security
Revenue Share

Percentage Revenue
5%

Days Left
80

Share:

Founded Dec 2016

Jersey City, NJ

Food Service

HIGHLIGHTS

http://www.kobeyaki.com

Less than 20% Funded

Committed **$0**

Target
$100,000 - $1,000,000

Minimum Investment
$100

ABOUT TEAM DOCUMENTS OVERVIEW AND TERMS FAQ ASK A QUESTION INVEST

ABOUT KOBEYAKI

Kobeyaki is a chain of New York area Japanese fast casual restaurants. There are currently four thriving Kobeyaki locations. This is your chance to take part in the success of the fifth.

At KOBEYAKI, we have a fresh approach to Japanese cuisine by providing healthy, creative and delicious Japanese food - fresh made to order.

Kobeyaki is the brainchild of an entrepreneurial trio:
Brian Konopka is a chef and restaurateur with a storied resume which includes the kitchens of Le Cirque and El Bulli
Brian Kelly is a former NYC fire fighter and serial entrepreneur who created and operated numerous businesses throughout his career including a chain of coffee bars.
Salvador Barrera is a professional chef whose career highlights include cooking in Japan and running the kitchens of Japanese restaurants for more than a decade.

The trio combined the words 'Kobe' -- an area in Japan that's home to high-grade beef -- and 'Yaki' -- the Japanese word for grill -- to name the venture, which serves top-quality food, hot off the grill, quicker than a sit-down restaurant.

Kobeyaki's dishes are fresh, simple, and thoughtfully prepared.

We currently serve the NYC market with 4 locations with a diverse range of demographics. Chelsea - The thriving fashion district with a heavy concentration of new media businesses, residents and tourists. Bryant Park - One of most dense office markets in the country, near times square, and with abundant tourist traffic. Upper East Side - Regarded as of the wealthiest neighborhoods in the NYC, with a very dense and mostly residential population. Kobeyaki also operates a concession at Madison Square Garden which is located in the Midtown West area of Manhattan. Our parent has entered into a license agreement authorizing a food service operator at the JFK Airport in Queens County, NY to operate a Kobeyaki Restaurant at the British Airways Terminal in the Airport. That licensed location is not expected to open until early 2018.

WHY YOU SHOULD INVEST

The Kobeyaki group of companies was founded in 2011, has opened four successful locations in five years, and does not plan on slowing down any time soon. We know our business and have a clear path to success. By allowing everyone a chance to invest we invite you into the Kobeyaki Culture and along with it a stake in the company

Having been in business since 2011 the group currently has four thriving locations. We have a proven track record and are an established brand throughout the New York area.

KOBEYAKI has been recognized on the INC 5000 list for 2017 as one of the fastest growing companies in America.

Your investment in the Company provides the potential to return double your money and gives you access to the perks that come with being part of the Kobe Crew.

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REVENUE SHARE CALCULATOR

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*The calculations are mathematical based on user inputs and may not reflect actual results. Use of this calculator does not constitute investment advice. We are providing this tool to help you evaluate potential revenue sharing scenarios and payback periods. Any determination is your sole responsibility.




KOBEYAKI™
rolls, bowls, burgers & buns






KOBEYAKI








KOBEYAKI
CHASE
MADISON SQUARE GARDEN

HOW WE INTEND TO MAKE MONEY

Using our successfully proven business model we will be opening our next location in Newport - Jersey City. Newport is a thriving residential and business community which is home to thousands of residents as well as office workers and is centrally located to numerous transit lines.

The demographics Kobeyaki needs to generate a tremendous amount of traffic is present in Jersey City. Whether for an office worker lunch, a residential dinner or a leisurely meal for weekend shoppers, the Kobeyaki location in Jersey City fits the bill.

WHY WE ARE RAISING CAPITAL, AND WHAT WE'LL DO WITH IT

Part of our culture at Kobeyaki is shaped by a Japanese philosophy called "Kaizen". "Kaizen" is a business concept that simply means "Good Change."

The concept of "Kaizen" focuses on consistently improving and changing for the better. We believe that everyone wins when we create a platform of participation where our brand ambassadors become part of our culture and receive a healthy return on investment.

The funds from this offering will go toward the costs of construction for the new Kobeyaki location in Newport and the related pre-opening and operating costs. Through an existing financing arrangement with the company's "parent" company has already invested $500,000 to build-out the Newport restaurant. A portion of the funds from this offering may be used to reimburse the parent for the funds they have already invested in Kobeyaki Newport. We invite you to join us!


truetreps
True Treps : Kobeyaki

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THE COMPANY

KOBEYAKI and its subsidiaries currently operate three "Kobeyaki - rolls, bowls, burgers and buns" fast casual restaurants and one limited Kobeyaki menu concession. All the restaurant locations are presently in Manhattan, NY and the concession is operated by Madison Square Garden. The Kobeyaki "parent" company recently licensed to a food service operator at JFK Airport, Queens, NY to operate a Kobeyaki in the British Airways terminal. The Company has entered into a lease for 1700 square feet of retail space at Newport Tower, 525 Washington Blvd., Jersey City, NJ where it will construct and open a new Kobeyaki restaurant location.

BUSINESS OVERVIEW

KOBEYAKI has been recognized on the INC 5000 list for 2017 as one of the fastest growing companies in America.
KOBEYAKI is building up to be the market leader in the Japanese Fast Casual.
Market research firm Technomic Inc., named "fast-casual Asian" as one of its top 10 trends to watch for years to come. Darren Tristano, executive vice president of Technomic, said "the world of Asian food is an underdeveloped and underpenetrated niche within fast casual that will likely expand with the same frenzied pace recently seen among fast-casual pizza chains".
"Many of these Asian chains hit on hot-button trends for Millennials in particular". "Asian food has a certain health halo", Tristano said. "Dishes are customizable and work well in fast casual's assemble-your-meal format". "There's also a freshness factor, with most dishes prepared to order in front of guests".
KOBEYAKI stands to lead in the marketplace.

TEAM

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BRIAN KELLY
Managing Member

Brian Kelly has been a lifelong entrepreneur. His diverse experience as an entrepreneur in both the restaurant and construction industries will be invaluable to the success of t... Read More

Brooklyn, NY
Baruch College



BRIAN KONOPKA
Managing Member

Brian Konopka graduated from the Culinary Institute of America as well as the New England Culinary Institute with degrees in both Culinary Arts and Food and Bevera... Read More

NYC
Culinary Institute of America



SALVADOR BARRERA
Managing Member

Long before graduating from New York's Institute of Culinary Education, Salvador Barrera often accompanied his chef grandmother to her restaurant in Veracruz, Mexico anc... Read More



NORM BRODSKY
Member/Advisor

Norm Brodsky is a smart, successful company builder in addition to being an accountant and an attorney. He is the founder of ten businesses including a company that was ... Read More

Brooklyn, NY
Rider College



ELAINE BRODSKY
Member/Advisor

Elaine Brodsky is the former co-owner of CitiStorage, LLC – an archival storage and records management company with over 250 employees, located in Brookly... Read More

DOCUMENTS

Official filing on SEC.gov

Company documents
Financials

Company documents
Investor Presentation

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OVERVIEW AND TERMS

FUNDRAISING DESCRIPTION	
Type of Security	Percentage Revenue
Revenue Share	**5%**
Target Minimum Raise Amount	Target Maximum Raise Amount
$100,000	**$1,000,000**
Minimum Investment	Cap
$100	**2X**

PERKS	
Invest **$100** or more	Entry into drawing for (2) tickets to an event at Madison Square Garden.
Invest **$250** or more	* Kobeyaki Hat *Membership into KOBE CLUB - Perk Program (The more you invest the greater the perks)
Invest **$500** or more	*Kobeyaki Hat & Shirt *Membership into KOBE CLUB - Perk Program (The more you invest the greater the perks)
Invest **$1,000** or more	*Kobeyaki Hat and Shirt *Membership into KOBE CLUB - Perk Program (The more you invest the greater the perks) * $ 50 Gift Card * (1) Invite to Friends and Family night
Invest **$2,500** or more	*Kobeyaki Hat and Shirt *Membership into KOBE CLUB - Perk Program (The more you invest the greater the perks) *$ 100 Gift Certificate * (2) Invites to Friends and Family night
Invest **$5,000** or more	*Kobeyaki Hat and Shirt *Membership into KOBE CLUB - Perk Program (The more you invest the greater the perks) * $ 200 Gift Certificate * (4) Invites to Friends and Family night

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